SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                    (AMENDMENT NO. 6) (FINAL AMENDMENT)

                            GLEASON CORPORATION
  ---------------------------------------------------------------------------
                              (Name of Issuer)


                       COMMON STOCK, PAR VALUE $1.00
  ---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 377339106
  ---------------------------------------------------------------------------
                               (CUSIP Number)


      JAMES S. GLEASON                   TORQUE ACQUISITION CO., L.L.C.
      GLEASON CORPORATION                C/O VESTAR CAPITAL PARTNERS IV, L.P.
      1000 UNIVERSITY AVENUE             245 PARK AVENUE, 41ST FLOOR
      ROCHESTER, NEW YORK 14692          NEW YORK, NEW YORK 10167
      (716) 473-1000                     (212) 351-1600
  ----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  COPY TO:

                            BLAINE V. FOGG, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

                               MARCH 29, 2000
  ----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



           This Amendment No. 6 (Final Amendment) to the Statement on
 Schedule 13D amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on December 9, 1999 by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P., James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, relating to the joint third-party tender offer by Acquisition Company and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is hereby amended and supplemented as follows:

           On March 29, 2000, pursuant to the terms and conditions of the Merger Agreement, Merger Subsidiary was merged with and into the Company in accordance with the General Corporation Law of the State of Delaware, with the Company continuing as the Surviving Corporation.

           At the Effective Time, each issued and outstanding share of Common Stock, other than Shares held in the Company's treasury and other than Dissenting Shares, was treated as follows: (a) except as otherwise provided in clauses (b), (c) and (d) below, each Share outstanding at the Effective Time was converted, by virtue of the Merger, into the right to receive $23.00 per Share; (b) each Share held by the Continuing Stockholders who entered into the Stockholders' Agreement (except Mr. Gleason) and 138,455 Shares held by Mr. Gleason each were converted into the right to retain one fully paid and nonassessable share (a "Retained Share") of common stock, par value $1.00 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"); (c) each Share held by Merger Subsidiary was automatically cancelled and ceased to exist, and no consideration was delivered in exchange therefor; and (d) the Shares held by the Foundation were treated as follows: (i) 202,000 Shares were not affected by the Merger and remain outstanding and owned by the Foundation,
 (ii) 545,000 Shares each were converted into the right to receive one share of Series A Preferred and one Warrant to acquire shares of Surviving Corporation Common Stock at $23.00 per Share, and (iii) 450,346 Shares each were converted into the right to receive the Merger Consideration. In addition, at the Effective Time, the common stock, par value $0.01 per share, of Merger Subsidiary was converted into 484,334 Retained Shares and 1,833,792 shares of Series A Preferred and Warrants to acquire 1,833,792 shares of Common Stock.

           A Form 15 has been filed with the Commission in order to deregister the Common Stock and the Rights. A press release relating to the foregoing is attached hereto as Exhibit 53 and is incorporated herein by reference.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 is hereby amended and supplemented as follows:

 53        Text of Press Release of Gleason Corporation, dated March 29,
           2000.



                                 SIGNATURE

                After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Dated: March 29, 2000


                               /s/ James S. Gleason
                               ------------------------------------
                               James S. Gleason


                               /s/ Janis F. Gleason
                               ------------------------------------
                               Janis F. Gleason


                               /s/ David J. Burns
                               ------------------------------------
                               David J. Burns


                               /s/ John J. Perrotti
                               ------------------------------------
                               John J. Perrotti


                               /s/ John J. Perrotti
                               ------------------------------------
                               John J. Perrotti,
                               as Custodian for Jason Perrotti under
                               the New York Uniform Gift to Minors Act


                               /s/ John J. Perrotti
                               ------------------------------------
                               John J. Perrotti,
                               as Custodian for Christine J. Perrotti under
                               the New York Uniform Gift to Minors Act


                               /s/ Edward J. Pelta
                               -----------------------------------
                               Edward J. Pelta


                               /s/ John W. Pysnack
                               -----------------------------------
                               John W. Pysnack


                               /s/ Gary J. Kimmet
                               -----------------------------------
                               Gary J. Kimmet


                               The GST Exempt Trust for the benefit of James
                               S. Gleason under Article Third (E) of the
                               Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason

                               /s/ Tracy R. Gleason
                               -----------------------------------
                               Tracy R. Gleason, Successor Trustee


                               The Non Exempt Trust for the benefit of James
                               S. Gleason under Article Third (F) of the
                               Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason


                               /s/ Tracy R. Gleason
                               -------------------------------------
                               Tracy R. Gleason, Successor Trustee


                               TORQUE ACQUISITION CO., L.L.C.


                               By: /s/ Sander M. Levy
                                   --------------------------------
                               Name:  Sander M. Levy
                               Title: President


                               TORQUE MERGER SUB, INC.


                               By: /s/ Sander M. Levy
                                   --------------------------------
                               Name:  Sander M. Levy
                               Title: President


                               EXHIBIT INDEX

 53        Text of Press Release of Gleason Corporation, dated March 29,
           2000.